2021 Market Launch and Expansion Summary





Our Mission

Become market leading platform for personalized rewards

One platform and app for personalized offers, reward issuance, and flexible reward redemption across multiple games.



What is acQyr eXchange (QX)?

…a personalized offers and rewards platform for the mobile and video gaming industry. QX:

- **Increases gamer retention** and **grows revenue.**
- Works like classic retail loyalty programs to **increase revenues** by up to **2.5 times**.
- Provides an **end-to-end solution,** with **customizable** offers and rewards.



Acquire Rewards –

Exchange for cash



Mobile/video gaming industry has a growing problem!

Double digit growth…

…is creating challenges in acquiring and retaining gamers.



Decreasing ROI

2018   2020   2022   2024

CAC   LTV

Increasing Customer Acquisition Costs (CAC) and decreasing Life-Time Value (LTV) of gamers is adversely impacting game Returns on Investment (ROI). Only 20% of all games make a profit!

A proven alternative is needed to reduce CAC and increase LTV.



©2019 Newzoo

| | $138.7Bn | $152.1Bn | $164.6Bn | $178.2Bn | $196.0Bn |

Source: ©Newzoo | 2019 Global Games Market Report
newzoo.com/globalgamesreport

acQyr eXchange – targeted offers and rewards to reduce CAC and increase LTV

Bringing the profit-generating success of retail loyalty programs to the gaming industry.

Our solution transfers the proven success of targeted offers and rewards from retail to gaming.

Reduces CAC	Increases LTV	Improves ROI
✓ 90% of retailers have a loyalty program (Accenture).	✓ 68% of consumers define brand loyalty as making repeat purchases (Yotpo).	✓ 75% of companies that issue loyalty rewards generate a positive ROI (Experian).
✓ Creates brand loyalty for 79% of consumers (Bond).	✓ 75% of customers return to make more purchases if they are rewarded (Wirecard).	✓ A 5% boost in customer retention translates to a 25% increase in profits (Bain & Company).

"We view targeted offers and rewards as a strategic imperative for our Company." Head of Corporate Development for Rovio – publisher of Angry Birds.

Phased market launch and expansion strategy

We are launching in the video/mobile gaming market. We plan to drive revenue growth through a focused B2B2C marketing plan.

Phased rollout of market and fintech functionality



Exchange/redeem in-game assets and rewards (4Q20)

Targeted offers and rewards (4Q21)

Redemption options for our members (1Q22)

B2B2C Marketing Plan



Member acquisition & retention through partnerships with game publishers and developers



acQyr eXchange members

MVP Launch – Phase 1

...track, exchange, and redeem digital assets issued in-game

- Announced and launched in 4Q20
  - $500,000 506 (b) launch funding round closed in 2H20
  - Ported platform to Amazon AWS for long-term scaling
  - Added modern QX app for gamer's use and membership
- Services games that currently issue rewards and other valued assets in-game



QX Offers/Rewards Platform in 2021 Phase 2 and 3)

Become market leading platform for targeted offers and personalized rewards within the mobile and video gaming marketplace

Delivering a powerful offers/rewards platform (Phase 2/3)

QX enables game publishers and developers with targeted offers and loyalty rewards that reduce their customer acquisition costs and increase the life-time value of their gamers.



5 Game reports offer events to QX

Market partners – for example:

1 Game Publisher defines personalized offers via QX portal

6 QX issues reward value against targeted offers for gamer redemption

7 Market partner issued reward value also available for gamer redemption

2 QX filters offers to targeted gamers

4 Gamers trigger in-game offer events (e.g., level of play, purchase)

8

3 QX notifies gamers of their offers

9 More gamers, game play, and revenue

Valuable rewards lead to happy gamers

10 Expanded redemption options

Business Outlook

We will work to drive financial growth through multiple revenue streams.





How do we make money with QX?

We work with market partners to drive member growth in the download and use of our QX app (B2B2C). Member and transaction growth drive our revenues, EBITDA, and profitability.

- ✓ **Transaction fees** whenever members earn or redeem their issued Rewards.

- ✓ **Marketing fees** from our value-added market partners.

- ✓ **Membership fees** for premium membership.

- ✓ **Service fees** from our fintech partners.

- ✓ **Interchange fees** from premium member purchases.

Our game publisher partners acquire and retain QX membership

Our go-to-market strategy is focused on driving QX membership through our game publisher partners



We access and capture the gamers who play frequently and spend often



acQyr eXchange Member goals *

* Less than 0.12% of worldwide gamer population from less than 1% of all game publishers.

Why Us?

We bring vetted IP, industry knowledge, partnerships, and seasoned entrepreneurial leadership with prior successful businesses and exits.

Focused mission and team

The QX opportunity is BIG. Our mission is to become a market leading platform for personalized rewards across multiple markets. We have the team experience, consultative, and advisory guidance to make this happen.

Executive Leadership	Key Consultants and Advisors



Jim Mulford

- Co-founder – CEO
- Prior successful launches and exits
- Systems integration
- Business leadership





Mike Flanagan

- Co-founder – COO
- VP, Technology
- Real-time systems
- Systems integration
- Business leadership





Bill Wilson

- CMO
- History of marketing strategy and execution success
- Software go-to-market strategy expertise





Jaime Bozza

- Consultant on design and architecture
- Software development expert
- Systems integration expertise





Kenny Douglas

- Fintech expert
- Strategic partner acquisition expert
- Business planning
- Extensive M&A due diligence experience

 



Leroy Williams

- Fortune 500 CIO
- Global fintech and security expert
- Corporate board member







Jay Powell

- Game industry expert
- Digital event expert
- Strategic consultant for gaming industry

 



Traction

Over $8 million has been previously invested in IP, pilots, loyalty rewards R&D, and partnerships

Ready for Market Expansion

$8.0 million + investment

Real-time transaction architecture

SaaS platform for reward issuance and redemption

Major loyalty rewards pilots in retail market

Key market partnerships

2.7B gamers in $160B game industry

MVP release, partnerships & Letters of Intent with game publishers



Thank you

Jim Mulford

(720) 219-7501

jomulford@acqyrexchange.com

Lots of games. Lots of rewards. One exchange.